Exhibit 99.1

SECTION 13(r) DISCLOSURE

After La Quinta Holdings Inc. (“La Quinta”) filed its Form 10-Q for the fiscal quarter ended March 31, 2015 with the Securities and Exchange Commission (the “SEC”), Travelport Worldwide Limited (“Travelport Worldwide”) which may be considered an affiliate of The Blackstone Group L.P. (“Blackstone”), and, therefore, an affiliate of La Quinta, filed the disclosure reproduced below with respect to such period, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. As of the date La Quinta filed its Form 10-Q for the quarter ended June 30, 2015 with the SEC, neither Blackstone nor Travelport Worldwide had filed its Form 10-Q for such period. Therefore, the disclosures reproduced below do not include information for the quarter ended June 30, 2015. La Quinta did not independently verify or participate in the preparation of any of these disclosures.

Travelport Worldwide included the following disclosure in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015:

“Trade Sanctions Disclosure

The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended March 31, 2015 were approximately $157,000 and $109,000, respectively.”